UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 1, 2018

PUNCH TV STUDIOS, INC.
(Exact name of issuer as specified in its charter)

Delaware	46-5033791
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1201 North La Brea Avenue, Suite 256, Inglewood, California 90302
(Full mailing address of principal executive offices)

909.486.4742
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock

Item 9. Other Events

On January 10, 2018, the Securities and Exchange Commission issued its Order Making Findings, Specifying Procedures, and Temporarily Suspending Exemption Pursuant to Section 3(b) of the Securities Act of 1933 and Regulation A Thereunder.

SUMMARY OF THE ORDER:

ORDER MAKING FINDINGS, SPECIFYING PROCEDURES, AND TEMPORARILY SUSPENDING EXEMPTION PURSUANT TO SECTION 3(b) OF THE SECURITIES ACT OF 1933 AND REGULATION A THEREUNDER

Punch TV Studios will suspend offering stocks to the general public under Regulation A of the Securities of 1993 for a period of nine (9) months beginning January 10, 2018 due to:

1.	Punch TV’s Failure to File Audited Financial Statements
2.	Punch TV’s False and Misleading Representations
3.	Punch TV’s Failures to File Timely Periodic Reports:
a.	Failure to file a timely special financial report*
b.	Failure to file a timely annual report*
c.	Failure to file a timely semiannual report*

*In violation of 17 C.F.R. §§ 230.251(d)(3)(i)(F) & 230.257(b) current annual and semiannual reports.

During the 9-month (nine-month) suspension period Punch TV shall comply with the applicable provisions of Regulation A that require it to file an annual report on Form 1-K with the Commission on or before December 29, 2017, a semiannual report on Form 1-SA with the Commission on or before May 29, 2018, and any current report on Form 1-U with the Commission, and Punch TV shall file a current report on Form 1-U that attaches a copy of this Order that has been issued by the Commission;

Upon completion of the 9-month (nine-month) suspension period, Punch TV may continue to offer and sell securities under Regulation A pursuant to the Offering Statement previously qualified by the Division of Corporation Finance on April 5, 2016 only if, before doing so, it files a post-qualification amendment (“PQA”) with the Commission, that PQA is qualified by the Division of Corporation Finance, and Punch TV complies with all applicable Regulation A requirements.

A copy of the Order issued by the Securities and Exchange Commission is filed as Exhibit 1 to this Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Punch TV Studios, Inc.

A Delaware Corporation

By: /s/ Joseph Collins

Name:       Joseph Collins

Title:        Chief Executive Officer

Dated:       March 1, 2018

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